FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Reconciliations of pro forma to statutory income statements and balance sheets

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the quarter ended 30 September 2010

	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,404	7	-	3,411

Non-interest income (excluding insurance net premium income)	3,224	(182)	(1,656)	1,386
Insurance net premium income	1,289	-	-	1,289

Non-interest income	4,513	(182)	(1,656)	2,675

Total income	7,917	(175)	(1,656)	6,086
Operating expenses	(4,096)	(6)	(449)	(4,551)

Profit before other operating charges	3,821	(181)	(2,105)	1,535
Insurance net claims	(1,142)	-	-	(1,142)

Operating profit before impairment losses	2,679	(181)	(2,105)	393
Impairment losses	(1,953)	-	-	(1,953)

Operating profit/(loss) before fair value of own debt	726	(181)	(2,105)	(1,560)
Fair value of own debt	(858)	-	858	-

Operating loss	(132)	(181)	(1,247)	(1,560)
Amortisation of purchased intangible assets	(123)	-	123	-
Integration and restructuring costs	(311)	-	311	-
Strategic disposals	27	-	(27)	-
Bonus tax	(15)	-	15	-
Asset Protection Scheme credit default swap – fair value changes	(825)	-	825	-

Loss before tax	(1,379)	(181)	-	(1,560)
Tax credit	261	34	-	295

Loss from continuing operations	(1,118)	(147)	-	(1,265)
Profit from discontinued operations, net of tax	2	16	-	18

Loss for the period	(1,116)	(131)	-	(1,247)
Minority interests	(30)	131	-	101
Preference share and other dividends	-	-	-	-

Loss attributable to ordinary and B shareholders	(1,146)	-	-	(1,146)

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Income statement for the quarter ended 30 June 2010

	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,684	(8)	-	3,676

Non-interest income (excluding insurance net premium income)	3,201	21	1,261	4,483
Insurance net premium income	1,278	-	-	1,278

Non-interest income	4,479	21	1,261	5,761

Total income	8,163	13	1,261	9,437
Operating expenses	(4,103)	4	(354)	(4,453)

Profit before other operating charges	4,060	17	907	4,984
Insurance net claims	(1,323)	-	-	(1,323)

Operating profit before impairment losses	2,737	17	907	3,661
Impairment losses	(2,487)	-	-	(2,487)

Operating profit before fair value of own debt	250	17	907	1,174
Fair value of own debt	619	-	(619)	-

Operating profit	869	17	288	1,174
Amortisation of purchased intangible assets	(85)	-	85	-
Integration and restructuring costs	(254)	-	254	-
Gain on redemption of own debt	553	-	(553)	-
Strategic disposals	(411)	-	411	-
Bonus tax	(15)	-	15	-
Asset Protection Scheme credit default swap – fair value changes	500	-	(500)	-

Profit before tax	1,157	17	-	1,174
Tax charge	(825)	-	-	(825)

Profit from continuing operations	332	17	-	349
Loss from discontinued operations, net of tax	(26)	(993)	-	(1,019)

Profit/(loss) for the period	306	(976)	-	(670)
Minority interests	(30)	976	-	946
Preference share and other dividends	(19)	-	-	(19)

Profit attributable to ordinary and B shareholders	257	-	-	257

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Income statement for the quarter ended 30 September 2009

	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,261	(141)	-	3,120

Non-interest income (excluding insurance net premium income)	3,015	8	(638)	2,385
Insurance net premium income	1,301	-	-	1,301

Non-interest income	4,316	8	(638)	3,686

Total income	7,577	(133)	(638)	6,806
Operating expenses	(4,195)	2	(397)	(4,590)

Profit before other operating charges	3,382	(131)	(1,035)	2,216
Insurance net claims	(1,145)	-	-	(1,145)

Operating profit before impairment losses	2,237	(131)	(1,035)	1,071
Impairment losses	(3,279)	-	-	(3,279)

Operating loss before fair value of own debt	(1,042)	(131)	(1,035)	(2,208)
Fair value of own debt	(483)	-	483	-

Operating loss	(1,525)	(131)	(552)	(2,208)
Amortisation of purchased intangible assets	(73)	-	73	-
Integration and restructuring costs	(324)	-	324	-
Strategic disposals	(155)	-	155	-

Loss before tax	(2,077)	(131)	-	(2,208)
Tax credit	576	41	-	617

Loss from continuing operations	(1,501)	(90)	-	(1,591)
Loss from discontinued operations, net of tax	(7)	7	-	-

Loss for the period	(1,508)	(83)	-	(1,591)
Minority interests	(47)	83	-	36
Preference share and other dividends	(245)	-	-	(245)

Loss attributable to ordinary and B shareholders	(1,800)	-	-	(1,800)

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Income statement for the nine months ended 30 September 2010

	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	10,622	7	-	10,629

Non-interest income (excluding insurance net premium income)	10,725	(153)	(1,011)	9,561
Insurance net premium income	3,856	-	-	3,856

Non-interest income	14,581	(153)	(1,011)	13,417

Total income	25,203	(146)	(1,011)	24,046
Operating expenses	(12,629)	(2)	(1,090)	(13,721)

Profit/(loss) before other operating charges	12,574	(148)	(2,101)	10,325
Insurance net claims	(3,601)	-	-	(3,601)

Operating profit before impairment losses	8,973	(148)	(2,101)	6,724
Impairment losses	(7,115)	-	-	(7,115)

Operating profit/(loss) before fair value of own debt	1,858	(148)	(2,101)	(391)
Fair value of own debt	(408)	-	408	-

Operating profit/(loss)	1,450	(148)	(1,693)	(391)
Amortisation of purchased intangible assets	(273)	-	273	-
Integration and restructuring costs	(733)	-	733	-
Gain on redemption of own debt	553	-	(553)	-
Strategic disposals	(331)	-	331	-
Bonus tax	(84)	-	84	-
Asset Protection Scheme credit default swap – fair value changes	(825)	-	825	-

Loss before tax	(243)	(148)	-	(391)
Tax charge	(670)	33	-	(637)

Loss from continuing operations	(913)	(115)	-	(1,028)
Loss from discontinued operations, net of tax	(28)	(660)	-	(688)

Loss for the period	(941)	(775)	-	(1,716)
Minority interests	(72)	775	-	703
Preference share and other dividends	(124)	-	-	(124)

Loss attributable to ordinary and B shareholders	(1,137)	-	-	(1,137)

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Income statement for the nine months ended 30 September 2009

	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	10,121	(152)	-	9,969

Non-interest income (excluding insurance net premium income)	8,218	6	3,676	11,900
Insurance net premium income	3,958	-	-	3,958

Non-interest income	12,176	6	3,676	15,858

Total income	22,297	(146)	3,676	25,827
Operating expenses	(12,928)	(40)	(1,582)	(14,550)

Profit before other operating charges	9,369	(186)	2,094	11,277
Insurance net claims	(3,036)	-	-	(3,036)

Operating profit before impairment losses	6,333	(186)	2,094	8,241
Impairment losses	(10,800)	-	-	(10,800)

Operating loss before fair value of own debt	(4,467)	(186)	2,094	(2,559)
Fair value of own debt	(412)	-	412	-

Operating loss	(4,879)	(186)	2,506	(2,559)
Amortisation of purchased intangible assets	(213)	-	213	-
Integration and restructuring costs	(1,058)	-	1,058	-
Write-down of goodwill	(311)	-	311	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	298	-	(298)	-

Loss before tax	(2,373)	(186)	-	(2,559)
Tax credit	988	85	-	1,073

Loss from continuing operations	(1,385)	(101)	-	(1,486)
(Loss)/profit from discontinued operations, net of tax	(65)	95	-	30

Loss for the period	(1,450)	(6)	-	(1,456)
Minority interests	(601)	6	-	(595)
Preference share and other dividends	(791)	-	-	(791)

Loss attributable to ordinary and B shareholders	(2,842)	-	-	(2,842)

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Balance sheet at 30 September 2010

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	61,416	-	61,416
Net loans and advances to banks	60,330	4	60,334
Reverse repurchase agreements and stock borrowing	48,407	-	48,407
Loans and advances to banks	108,737	4	108,741
Net loans and advances to customers	528,049	-	528,049
Reverse repurchase agreements and stock borrowing	44,503	-	44,503
Loans and advances to customers	572,552	-	572,552
Debt securities	226,410	-	226,410
Equity shares	21,755	-	21,755
Settlement balances	22,874	-	22,874
Derivatives	548,805	-	548,805
Intangible assets	14,369	-	14,369
Property, plant and equipment	17,398	-	17,398
Deferred taxation	5,907	2	5,909
Prepayments, accrued income and other assets	11,903	5	11,908
Assets of disposal groups	16,537	913	17,450

Total assets	1,628,663	924	1,629,587

Liabilities
Bank deposits	80,186	118	80,304
Repurchase agreements and stock lending	41,465	-	41,465
Deposits by banks	121,651	118	121,769
Customer deposits	420,639	-	420,639
Repurchase agreements and stock lending	87,287	-	87,287
Customer accounts	507,926	-	507,926
Debt securities in issue	235,083	-	235,083
Settlement balances	20,628	-	20,628
Short positions	44,004	-	44,004
Derivatives	543,397	-	543,397
Accruals, deferred income and other liabilities	23,650	17	23,667
Retirement benefit liabilities	2,606	31	2,637
Deferred taxation	2,237	33	2,270
Insurance liabilities	6,782	-	6,782
Subordinated liabilities	27,890	-	27,890
Liabilities of disposal groups	15,667	487	16,154

Total liabilities	1,551,521	686	1,552,207

Equity
Minority interests	1,542	238	1,780
Owners’ equity	75,600	-	75,600

Total equity	77,142	238	77,380

Total liabilities and equity	1,628,663	924	1,629,587

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Balance sheet at 30 June 2010

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	29,591	-	29,591
Net loans and advances to banks	54,471	18	54,489
Reverse repurchase agreements and stock borrowing	47,663	-	47,663
Loans and advances to banks	102,134	18	102,152
Net loans and advances to customers	539,340	35	539,375
Reverse repurchase agreements and stock borrowing	39,396	-	39,396
Loans and advances to customers	578,736	35	578,771
Debt securities	236,260	-	236,260
Equity shares	17,326	-	17,326
Settlement balances	20,718	-	20,718
Derivatives	522,871	-	522,871
Intangible assets	14,482	-	14,482
Property, plant and equipment	17,608	-	17,608
Deferred taxation	5,841	(2)	5,839
Prepayments, accrued income and other assets	13,630	465	14,095
Assets of disposal groups	21,656	684	22,340

Total assets	1,580,853	1,200	1,582,053

Liabilities
Bank deposits	96,614	96	96,710
Repurchase agreements and stock lending	44,165	-	44,165
Deposits by banks	140,779	96	140,875
Customer deposits	420,890	-	420,890
Repurchase agreements and stock lending	70,655	-	70,655
Customer accounts	491,545	-	491,545
Debt securities in issue	217,317	-	217,317
Settlement balances	19,730	-	19,730
Short positions	42,994	-	42,994
Derivatives	508,966	-	508,966
Accruals, deferred income and other liabilities	24,842	25	24,867
Retirement benefit liabilities	2,600	11	2,611
Deferred taxation	2,126	69	2,195
Insurance liabilities	6,521	-	6,521
Subordinated liabilities	27,523	-	27,523
Liabilities of disposal groups	16,999	616	17,615

Total liabilities	1,501,942	817	1,502,759

Equity
Minority interests	2,109	383	2,492
Owners’ equity	76,802	-	76,802

Total equity	78,911	383	79,294

Total liabilities and equity	1,580,853	1,200	1,582,053

RBS Group – Q3 2010 Results

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets (continued)

Balance sheet at 31 December 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	-	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	-	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred taxation	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542

Total assets	1,522,481	174,005	1,696,486

Liabilities
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	-	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	-	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances	10,412	1	10,413
Short positions	40,463	-	40,463
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred taxation	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890

Total liabilities	1,442,518	159,337	1,601,855

Equity
Minority interests	2,227	14,668	16,895
Owners’ equity	77,736	-	77,736

Total equity	79,963	14,668	94,631

Total liabilities and equity	1,522,481	174,005	1,696,486

RBS Group – Q3 2010 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

”
Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary